MG CAPITAL



The Reality Check HC2 Needs

April 17, 2020

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MG CAPITAL MANAGEMENT LTD. (TOGETHER WITH PERCY ROCKDALE LLC, THE NOMINATING STOCKHOLDER, AND ITS AFFILIATES, "MG CAPITAL" OR "WE"), THE PROPOSED DIRECTOR NOMINEES AND THE OTHER PARTICIPANTS IN THE SOLICITATION OF CONSENTS FROM STOCKHOLDERS OF HC2 HOLDINGS, INC. (THE "ISSUER") FOR THE ELECTION OF DIRECTORS OF THE ISSUER, WITH RESPECT TO FUTURE EVENTS. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

MG CAPITAL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

MG CAPITAL SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH MG CAPITAL BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. MG CAPITAL RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. MG CAPITAL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

MG CAPITAL IS FIRMLY ALIGNED WITH ALL STOCKHOLDERS

Despite HC2's attempt to disparage MG Capital and Michael Gorzynski, the facts speak for themselves in this campaign.

Here is why MG Capital is the right catalyst to bring about a better HC2:

Is run by an experienced, honest and proven investor? 	**Possesses a pristine record without regulatory issues?** 	**Has closely analyzed HC2 and its assets for years?** 
Is a sizable stockholder with no ulterior motives? 	**Possesses a plan for helping HC2 avert bankruptcy?** 	**Has a strategy to produce an estimated $9/share in value?** 
Is using its own capital to fund this solicitation? 	**Has recruited a world-class slate of director nominees?** 	

MG CAPITAL'S FOUNDER IS A PERSON OF INTEGRITY

Through his career, Michael Gorzynski has established a successful track record that has been built upon honesty, integrity and transparency.



Michael Gorzynski

Managing Member

MG Capital Management

- Mr. Gorzynski has nearly two decades of experience successfully operating at the highest levels of business and finance at elite institutions.

- He has led investments across a wide variety of sectors, including insurance, infrastructure, energy, healthcare and technology.

- His background participating in dozens of transactions and restructurings includes rescuing and revitalizing numerous troubled companies.

- Based on his tenure at top institutions, Mr. Gorzynski is fully equipped to be HC2's interim CEO:

MG CAPITAL

Runs MG Capital; recently orchestrated the turnaround and sale of Innovacare.

HARVARD BUSINESS SCHOOL

Former visiting scholar at the Harvard Business School, where he taught value investing.

THIRD POINT

Former executive at Third Point, where he spent five years running investments across sectors.

SPECTRUM EQUITY

Served as analyst focused on growth equity investments in broadcasting, media and telecommunications.

CREDIT SUISSE | FIRST BOSTON

Served as an investment banking analyst in the technology group, led by Frank Quattrone.

MICHAEL GORZYNSKI IS TRUSTED IN THE MARKETPLACE

Whenever dealing with counterparties or serving as a steward of capital, Michael Gorzynski has been recognized as a trusted and exceptionably-capable operator.

Michael Cricenti

Chief Investment Officer

Magis Capital Partners

"Mike took what looked like a near bankrupt Puerto Rican insurance company whose equity value was around $50 million at one point and helped reposition it to be sold for close to $1.4 billion. **He acted with great stewardship and ethics along the way***."*

Alexander Jorov

Partner & Managing Director

Boston Consulting Group

"Mike is one of my first calls for advice on complex strategic and financial issues. **Mike would make an excellent CEO***."*

Ricardo Duenas

Chief Executive Officer

OMA

"I've known Mike for over 15 years. He is a thoughtful, creative investor and leader. **Any company would be lucky to have him as their CEO***."*

MG CAPITAL IS A TRUE ADVOCATE FOR STOCKHOLDERS

While HC2 is wasting stockholders' resources on a low-road campaign to attack us, MG Capital has invested its own money in a constructive effort to deliver results.

MG Capital's Constructive Actions	The Outcomes
January 27 – MG Capital scrutinizes the Board's long-term ineffectiveness and announces intent to nominate directors.	**February 11 –** HC2 announces in a press release that it will finally add a female director to the Board after 6 years.
February 18 – MG Capital announces nomination of 6 directors and scrutinizes HC2's haphazard strategy, excessive debt, and poor management and governance.	**March 10 –** HC2 announces in a press release it will use proceeds from the sale of Global Marine to pay down a modest portion of its more than $400 million in holding company debt.
March 3 – MG Capital sends a letter to head of HC2's audit committee regarding accounting and disclosure concerns, which is then passed to Mr. Falcone (in violation of good governance).	**April 1 –** HC2 states in an investor deck that it will finally add disclosure around its Net Asset Value calculations (but failed to provide an update on added disclosure around orphaned assets or its "Services Agreement" with Harbinger Capital Partners).
March 13 – MG Capital announces consent solicitation to remove and replace the Board and once again points out HC2's abysmal governance, poor management, and dangerous debt.	**April 2 –** HC2 announces in a press release it will finally split its Chairman and Chief Executive Officer roles, resulting in Philip Falcone no longer holding the joint position.
April 13 – MG Capital releases a deck detailing its comprehensive plan to deliver an estimated $9 per share in value for stockholders if its nominees are elected to the Board.	**April 14-15 –** HC2's share price rises approximately 9% in the two-day period following MG Capital's plan being released, signaling the market's enthusiasm for a credible plan.

Stockholders SHOULD NOT be misled by the Board's disingenuous claims that it is taking the initiative to improve HC2 and enhance stockholder value.

Source: HC2 Holdings and MG Capital.

HC2'S NEW PRESENTATION ACKNOWLEDGES MANY OF THE FAILURES OUTLINED IN OUR DECK RELEASED 4 DAYS AGO

While we believe the Board has demonstrated that it is incapable of addressing its failings, <u>at least it has acknowledged HC2's crippling debt, excessive overhead and poor governance.</u>

If HC2 has a "strategy" to pay off the $400mm in holding company debt due next year, it was not articulated in this deck.

Our review of HC2's 65 slides reveals more rhetoric and disparaging remarks about "Percy Rockdale" than anything else. We imagine debt and equity investors would have welcomed a specific "strategy" for averting bankruptcy.



HC2's Plan for the Future: Continue to Create Stockholder Value
Reducing debt and overhead, and improving governance, are instrumental measures that we have been and will continue to implement to drive improved stock performance
Reduce Debt
A well-planned and realistic strategy is already in motion
The sale of Global Marine generated $99M in net proceeds which were used to reduce Company debt
In addition, we expect to consummate the sale of our HMN joint venture interests, which we believe will generate $62M of net proceeds to further reduce debt
In advanced discussions to sell CGI
Currently exploring strategic alternatives for DBM Global
Reduce Overhead
40% reduction in overhead since 2017
Reduction in compensation
Reduction in vendor costs
Further execution of debt strategy will allow for additional reductions
Improve Governance
Stockholder-friendly governance provisions (See slide 30)
Qualified directors with public company experience
Separated Chairman and CEO and appointed an Independent Interim Chairman
5 of our 6 directors are truly independent and meet NYSE independence requirements
Engaged in Substantive Discussions on Board Refreshment With Stockholders and Looking Forward to Putting Forth Our Slate of Nominees for 2020 Annual Meeting
© HC2 HOLDINGS, INC. 2020
2

At least 60% of the directors have past ties to Mr. Falcone, undermining HC2's claims of "strong independence." The Board's record of presiding over underperformance, waste and self-dealing should disqualify it from improving governance itself.

If HC2 has a plan for reducing compensation and vendor costs, this deck would have been the place to outline and specify reductions. Mr. Gorzynski is committing to take $1 in cash compensation for his service and the nominees' plan calls for cutting director fees by 50% eliminating numerous identified costs.

<u>Source</u>: HC2 Holdings.

UNFORTUNATELY, HC2'S NEW PRESENTATION INCLUDES NO REAL STRATEGY – JUST BASELESS ATTACKS ON OURS

The Board's apparent disregard for stockholders is evidenced by the fact that it is attempting to throw cold water on our world-class nominees' credible strategy for delivering an estimated $9 per share in value (while HC2's shares trade at ~$2 today).

We actually laid out very specific cost reductions to back up our 75% target and also detailed a 100-day transition plan in our comprehensive 97-slide deck released on Monday, April 13.



Mr. Gorzynski's Business Plan is Impractical, Illogical, Would Be Difficult and Costly to Execute and Destroy HC2's Future
MR. GORZYNSKI'S ILL-CONCEIVED METHOD TO ACHIEVE $9 PER SHARE WILL DESTROY STOCKHOLDER VALUE AND IS A MISLEADING PLOY TO GARNER INVESTOR SUPPORT
Gorzynski's Pillar One
"Reduce go-forward annual overhead by 75% right away"
Gorzynski's Pillar Two
"Generate up to $500m in liquidity over 3-12 months"
Gorzynski's Pillar Three
"Refocus the portfolio on core assets within 12 months"
HC2's Response
1. This is not a novel strategy
2. HC2 has publicly and repeatedly stated its plan to reduce overhead for 3 years
3. HC2 already reduced overhead by 40% over the past 3 years and is committed to further reductions in the near future
4. Percy Rockdale claims it can cut overhead by 75% but fails to acknowledge how they will achieve this and manage risk to stockholders
1. HC2's current vision is to acquire, build and exit
2. The key to HC2's vision is when to monetize, something the HC2 Board and management team do continuously
3. Percy Rockdale demonstrates at best a cursory understanding of how to run the HC2 business and instead relies upon thoughtless sales of the HC2 growth assets without regard to their true value
1. Once again, this strategy represents a significant departure from the HC2 vision
2. Percy Rockdale wants to throw away HC2's fundamental strategy of investing in diverse growth assets and become a company that holds matured, low-growth assets
3. Investors did not buy into HC2 under this model. Our investors expect capital appreciation through innovation and growth
Gorzynski's Plan is Ill-Informed, Unrealistic and Contrasts Sharply to HC2's Founding and Current Vision
© HC2 HOLDINGS, INC. 2020
4

HC2 is right that we want to "throw away" a strategy that has destroyed hundreds of millions of dollars in stockholder value over six years.

Our nominees' well-detailed strategy offers the prospect of tangible results rather than vague promises of "innovation and growth."

Unlike the Board, which appears to be clouded by its biases and focus on self-preservation, our nominees put significant objective thought into identifying sources of liquidity. The reality is HC2's so-called "growth assets" are starved of capital and a hope-and-pray strategy that keeps them under the Company's umbrella increases the chances of bankruptcy.

Source: HC2 Holdings.

THE FACTS SPEAK LOUDEST: THE MARKET HAS REACTED FAVORABLY TO OUR PLAN

After MG Capital released its plan to enhance value for all of HC2's stockholders, the Company's shares have traded up nearly 9% over a two-day period.



MARKET REACTION TO PROPOSED PLAN TO DELIVER AN ESTIMATED $9 PER SHARE IN VALUE

$2.12 — MG Capital Releases Deck — APRIL 13 (CLOSE)
$2.22 — APRIL 14 (OPEN)
$2.29 — APRIL 14 (CLOSE)
$2.24 — APRIL 15 (OPEN)
$2.31 — APRIL 15 (CLOSE)

Source: Bloomberg.

A Reality Check for HC2

STOCKHOLDERS SHOULD NOT BE MISLED BY HC2

In a late-night letter to stockholders on April 16, HC2 claimed MG Capital is touting "false narratives" and offered a version of "the truth" wrapped in more spin.

Today, MG Capital – which is aligned with you – is once again laying out the indisputable reality for stockholders.

HC2'S ASSERTIONS		THE REALITY
× *"No Real Oversight"*	✓ All of the Independent Directors are truly independent and meet NYSE independence requirements, with 4 of the 5 Independent Directors having no prior relationship with HC2's executive management team.	At least 60% of the independent directors have past ties to Mr. Falcone, undermining HC2's claims of "strong independence." **The Board's lack of real oversight is evidenced by HC2's well-documented underperformance, waste and self-dealing.**
× *"Burdensome Regulatory Problems"*	✓ HC2 does not face any regulatory concerns outside of those considered normal course of business for a public company.	Mr. Falcone is banned from the securities industry, banned from the insurance sector, and has run afoul with New York tax authorities. **This is problematic for any person stewarding investor capital.**
× *"Excessive Corporate Spending"*	✓ HC2 already reduced overhead by 40% over the past 3 years and is committed to further reductions in the near future.	**HC2 has spent $25mm-$30mm per year in overhead, while still leasing lavish offices and paying millions to Harbinger.**
× *"Mr. Falcone's personal financial issues impact HC2"*	✓ Mr. Gorzynski is distracting stockholders with Mr. Falcone's personal matters to mislead investors into thinking that such matters impact his abilities as HC2's CEO. ✓ HC2's Independent Directors hired independent counsel to review the impact of Mr. Falcone's private financial matters and determined such matters do **not** detract from his capabilities as CEO in any way.	Mr. Falcone's financial issues are so extraordinary that we cannot find one other example of a public company executive facing comparable woes. He is being sued by Melody Capital for more than $65 million and Dontzin Nagy & Fleissig for more than $13 million. He is also having his HC2 wages garnished. **These are obviously not tailwinds for Mr. Falcone, given hundreds of millions of dollars in value has been destroyed under him.**
× *"No operational discipline and no portfolio synergies"*	✓ HC2 is intentionally structured as a "well-established and diverse holding company". ✓ HC2's strategy is to purposefully invest in diverse assets to provide stockholders with mitigated risk and a wide breadth of opportunities to invest in assets positioned to achieve growth and profitability.	We question why HC2 would insult stockholders by claiming it has the right portfolio. **HC2's portfolio "strategy" has delivered dismal returns over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.**

Source: HC2 Holdings and Bloomberg; Total Stockholder Return ("TSR") metrics reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.

STOCKHOLDERS SHOULD NOT BE MISLED BY HC2 (CONT.)

In a late-night letter to stockholders on April 16, HC2 claimed MG Capital is touting "false narratives" and offered a version of "the truth" wrapped in more spin.

Today, MG Capital – which is aligned with you – is once again laying out the indisputable reality for stockholders.

HC2'S ASSERTIONS		THE REALITY
× *"Question KMG's bargain purchase gain ("BPG")"*	✓ Mr. Gorzynski's attacks on KMG's BPG are baseless attempts to mislead investors. ✓ Extensive consultations with Big 4 accounting advisors and nationally recognized actuarial advisors were utilized in determining the accounting for the BPG, which was included in HC2's 2018 financials audited by BDO, USA LLP.	Stockholders should be very concerned by HC2's clear refusal to substantively address how a $10K purchase was marked up to $116.5mm. **This questionable, under-disclosed bargain purchase gain has direct parallels to past S.E.C cases.**
× *"The Audit Committee mishandled MG Capital's March 2nd letter by informing Mr. Falcone of it"*	✓ Mr. Falcone was Chairman of the Board of HC2 at the time of the March 2nd letter and it would have been imprudent not to inform him of the severity of the claims within that letter. ✓ After an independent investigation, we have come to learn that such claims were baseless. But at the time, it was necessary to inform the Chairman of the Board to ensure that proper due diligence would be done and appropriate actions would be taken to investigate Mr. Gorzynski's false claims within such letter in an effort to protect stockholders.	MG Capital sent HC2's Audit Committee a detailed letter with 60+ pages of exhibits related to Continental General's acquisition of KMG America. **Given the letter focused on a $116.5mm valuation swing that impacted Mr. Falcone's compensation, it violated the basic tenets of sound governance to share it with it him. The underlying analyses and materials related to the "independent investigation" have also not been disclosed.**
× *"Mr. Falcone used company resources for personal gain"*	✓ Mr. Falcone was represented by HC2's former general counsel on a personal matter after he left HC2 and under an independent engagement for services, and was not paid for by HC2 for such services in any form. ✓ The deposition referenced by Mr. Gorzynski was selectively edited with material omissions designed to mislead investors into thinking that Mr. Falcone admitted to misusing HC2 resources, when he did not.	It is very telling that HC2's letter DOES NOT affirmatively state that Mr. Falcone has avoided using Company resources for personal gain. Mr. Falcone's disposition related to his dispute with Dontzin Nagy & Fleissig is publicly available for the public to read. **Mr. Falcone clearly acknowledged that HC2's general counsel at the time was doing personal work for him.**
× *"Mr. Falcone is banned from operating an insurance company"*	✓ HC2's business purpose and strategy is NOT to operate its subsidiaries nor to manage their day-to-day operations. ✓ HC2, through Continental Insurance Group, Ltd. ("CIG"), provides the insurance company with unique and differentiated investment management services and does not operate Continental General Insurance Company ("CGIC").	Since Mr. Falcone is banned from the insurance industry, it defies logic that HC2 – which is run by Mr. Falcone – is providing investment management services to Continental General. **Perhaps this is why the Texas Department of Insurance is currently investigating Continental General.**

STOCKHOLDERS SHOULD NOT BE MISLED BY HC2 (CONT.)

In a late-night letter to stockholders on April 16, HC2 claimed MG Capital is touting "false narratives" and offered a version of "the truth" wrapped in more spin.

Today, MG Capital – which is aligned with you – is once again laying out the indisputable reality for stockholders.

HC2'S ASSERTIONS		THE REALITY
"Mr. Falcone Focused on Bizarre and Opaque Investments"	✓ Arcot and Wheels Up were $27.4M of debt investments made by CIG on behalf of CGIC (which holds $4.3B in assets, less than 0.0064 of the portfolio) in full compliance with the Texas Insurance Code and the existing Investment Management Agreement between the parties. ✓ Both investments were also fully disclosed to the Texas Department of Insurance (TDI) in the normal course. Both investments have been fair valued quarterly and the Arcot unsecured notes have twice been impaired in accordance with normal process. ✓ The Arcot secured note, which had an initial face value of $7.5M, has not been impaired. ✓ Wheels Up has performed in line with expectations and continues to grow its user base and raise growth equity. ✓ The status of 704Games is not "unknown". As disclosed in HC2's most recent Form 10-K: On August 14, 2018, 704Games issued a 53.5% equity interest to international media and technology company Motorsport Network. ✓ As a result, HC2's ownership percentage in 704Games was diluted to 26.2% resulting in the loss of control and deconsolidation of the entity.	HC2's "double speak" regarding its questionable allocation of Continental General's capital is another affront to stockholders. It should be clear that HC2 and Mr. Falcone did not want to discuss investments in ARCOT Finance, Wheels Up and 704 Games – likely because they have no place in an insurance company's portfolio. **To date, Mr. Falcone has still not explained why it is strategically-beneficial for a Texas-based insurer to invest in speculative gem, private aviation and video game companies.**
✕ *HC2 is extracting ~$4M to Harbinger Capital through an opaque service agreement*	✓ HC2 entered into an **arm's length** services agreement with third party, Harbinger Capital, for the benefit of stockholders. ✓ The services agreement includes necessary provision of services such as providing office space, administrative salaries and benefits, and other overhead, with the costs incurred under the agreement based on actual use, saving HC2 significant overhead costs. ✓ HC2's 2019 Form 10-K provides enhanced disclosure around the services agreement and a breakdown of the annual costs incurred. Further, Mr. Falcone receives <u>no</u> remuneration as any part of the service agreement.	Harbinger Capital Partners is Mr. Falcone's hedge fund business, which was banned from the securities industry by the S.E.C. in 2013. HC2 paid $3.8mm in 2018 and $2.7mm in 2019 under a services agreement. **There is no evidence that paying millions of dollars to Mr. Falcone's firm benefits HC2's stockholders – it is just drains capital.**
✕ *Mr. Falcone's wife used stockholders' resources for personal benefit*	✓ Not only did Mrs. Falcone never use stockholders' resources for personal benefit, but Everest Entertainment has been non-operational since 2013.	**Everest Entertainment's website, which was updated as recently as last year, does not imply it is non-operational – nor do the 2016 and 2018 regulatory filings that include HC2's address.**

THE BOARD HAS BEEN MISLEADING STOCKHOLDERS IN AN ATTEMPT TO FRIGHTEN THEM INTO REJECTING OUR CONSENT

After being sued on April 10 by a stockholder for including misleading information and fear-mongering language in its Consent Revocation Statement, the Board needed to walk back its abusive "proxy put" effort.

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Mergers & Antitrust Law News


COURT OF CHANCERY

The Delaware Chancery Court in Georgetown, Del.
Photographer: Pat Crowe Ii/Bloomberg via Getty Images

HC2 Board Fighting Proxy Bid by Misleading Investors, Suit Says

April 13, 2020, 4:21 PM

- **COURT:** Del. Ch.
- **TRACK DOCKET:** No. 2020-0275 (Bloomberg Law Subscription)
- **COMPANY INFO:** HC2 Holdings Inc. (Bloomberg Law Subscription)

HC2 Holdings Inc. and its directors were hit with a Delaware lawsuit Monday claiming they're trying to stave off a proxy bid by falsely telling investors any change in board control would constitute an automatic default event.

The Board and its directors made a false and misleading disclosure related to a $25 million payment, wrongfully claiming that any change in Board control would constitute an automatic default event.

*"In response (to the Consent Solicitation), **the HC2 Board is both misleading the electorate about the nature of the Company's proxy put obligations, and acting in bad faith by refusing to permit a free and fair election**."*

"This disclosure is misleading. Under the terms of the Proxy Put, the Board plainly has the ability to approve the nomination of the competing directors for purpose of defusing the threat of a redemption event, even as the Board can continue to oppose their actual election by stockholders."

"In bad faith, the Board declined to disclose to HC2 stockholders that the Board has the power to "approve" the nomination or election of the Dissident Director Nominees for the limited purpose of not triggering the redemption of $27 million in Preferred Stock..."

We believe it is clear that the Board puts its own interests ahead of stockholders.

Source: HC2 Holdings. Bloomberg Law, HC2 Board Proxy Bid by Misleading Investors, Suit Says, April 13, 2020.

BOARD MEMBER LEE HILLMAN: NOT "TRULY INDEPENDENT"

Mr. Hillman, who is former CEO of Bally's Total Fitness*, has a long history of regulatory and accounting issues as well as links to Harbinger Capital Partners.



Lee Hillman · 2nd
Performance Health Systems
Performance Health Systems · The University of Chicago Booth School of Business
Greater Chicago Area · 500+ connections
Connect
Message
More...
Chairman
RCN
Jun 2009 - Sep 2010 · 1 yr 4 mos
Director
Holmes Place PLC
CEO
Bally Total Fitness
1996 - 2002 · 6 yrs

S.E.C. Settled Fraud Charges Related To Hillman's Tenure at Bally's

"The Securities and Exchange Commission today filed financial fraud charges against Bally Total Fitness Holding Corporation, a nationwide commercial operator of fitness centers that has recently emerged from bankruptcy proceedings under new, private ownership. **The Commission alleges that from at least 1997 through 2003**, Bally's financial statements were affected by more than two dozen accounting improprieties, which caused Bally to overstate its originally reported year-end 2001 stockholders' equity by nearly $1.8 billion, or more than 340%."

Harbinger Capital Partners was the 100% owner of Bally Total Fitness following its emergence from bankruptcy in 2007.

Source: Screenshot of Lee Hillman's LinkedIn profile; cropped for brevity.

A BETTER HC2 | 15

HC2'S ARCOT-RELATED ASSERTIONS FAIL TO HOLD UP TO THE RECORD

<u>HC2's False Assertion:</u> ARCOT Finance was a "debt investment" made "in full compliance with the Texas Insurance Code and the existing Investment Management Agreement between the parties."

Annual Statement for the year 2019 of the **CONTINENTAL GENERAL INSURANCE COMPANY**

SCHEDULE D - PART 1

Showing all Long-Term BONDS Owned December 31 of Current Year

1	2	Codes			6	7	Fair Value		10	11	Change in Book/Adjusted Carrying Value				Interest					Dates	
		3	4	5			8	9			12	13	14	15	16	17	18	19	20	21	22
CUSIP Identification	Description	Code	Foreign	Bond CHAR	NAIC Designation and Administrative Symbol	Actual Cost	Rate Used to Obtain Fair Value	Fair Value	Par Value	Book/Adjusted Carrying Value	Unrealized Valuation Increase (Decrease)	Current Year's (Amortization) / Accretion	Current Year's Other-Than-Temporary Impairment Recognized	Total Foreign Exchange Change in B./A.C.V.	Rate of	Effective Rate of	When Paid	Admitted Amount Due & Accrued	Amount Rec. During Year	Acquired	Stated Contractual Maturity Date
965* AA 5	ARCOT FIN LLC CORPORATE				5Z	8,450,973	100.000	8,450,973	8,450,973	8,449,516					7.000	7.000	JD	1,587	575,592	07/28/2016	06/30/2021
965* CC 9	ARCOT FIN LLC CORPORATE				5Z		10.296	205,935	2,000,000				1,400,000		7.000		JD	70,000	105,000	06/08/2017	03/23/2020

Why has HC2 not disclosed its Investment Management Agreement with Continental?

<u>Source</u>: Continental General Insurance Company, 2019 Annual Statement. Note: Portfolio shortened for clarity.

HC2'S ARCOT-RELATED ASSERTIONS FAIL TO HOLD UP TO THE RECORD (CONT.)

HC2's False Assertion: ARCOT Finance was a "debt investment" made "in full compliance with the Texas Insurance Code and the existing Investment Management Agreement between the parties."

ARCOT

Highlights Expertise Press Contact



ARCOT Finance LLC
450 Park Avenue,
30th Floor.
New York, NY 10022

Henri Barguirdjian
HBarguirdjian@arcotfinance.com
212.339.5841

Patty Hambrecht
PHambrecht@arcotfinance.com
212.339.5842

Photography by: Leo Bieber

Headquartered at HC2's Offices.

Source: ARCOT Finance Website, accessed **4/17/2020**.

HC2'S EVEREST-RELATED ASSERTIONS FAIL TO HOLD UP TO THE RECORD

HC2's False Assertion: "Everest Entertainment has been non-operational since 2013."

201216710075 EVEREST ENTERTAINMENT LLC

Registration Date:	06/14/2012
Jurisdiction:	DELAWARE
Entity Type:	FOREIGN
Status:	ACTIVE
Agent for Service of Process:	GKL CORPORATE/SEARCH, INC. (C1673485) To find the most current California registered Corporate Agent for Service of Process address and authorized employee(s) information, click the link above and then select the most current 1505 Certificate.
Entity Address:	450 PARK AVENUE 31ST FLOOR NEW YORK NY 10022
Entity Mailing Address:	450 PARK AVENUE 31ST FLOOR NEW YORK NY 10022
LLC Management	

A Statement of Information is due EVERY EVEN-NUMBERED year beginning five months before and through the end of June.

Document Type	File Date	PDF
SI-NO CHANGE	05/29/2018	PDF
SI-COMPLETE	[illegible]	PDF
REGISTRATION	06/14/2012	PDF

Everest Entertainment continues to list HC2's Offices as its headquarters.

Secretary of State
Statement of No Change
(Limited Liability Company)

LLC-12NC

18-B86780

FILED

In the office of the Secretary of State of the State of California

MAY 29, 2018

This Space For Office Use Only

IMPORTANT — Read instructions before completing this form. This form may be used only if a complete Statement of Information has been filed previously and there has been no change.

Filing Fee – $20.00

Copy Fee – $1.00;
Certification Fee - $5.00 plus copy fee

1. **Limited Liability Company Name** (Enter the **exact** name of the LLC as it is recorded with the California Secretary of State. Note: If you registered in California using an alternate name, see instructions.)

EVEREST ENTERTAINMENT LLC

2. **12-Digit Secretary of State File Number**: 201216710075

3. **State, Foreign Country or Place of Organization** (only if formed outside of California): DELAWARE

4. **No Change Statement** (Do not alter the No Change Statement. If there has been any change, please complete a Statement of Information (Form LLC-12).)

There has been no change in any of the information contained in the previous complete Statement of Information filed with the California Secretary of State.

5. The information contained herein is true and correct.

05/29/2018	Lisa Falcone	Owner	
Date	Type or Print Name of Person Completing the Form	Title	Signature

Source: California Department of State website accessed 4/17/2020.

HC2'S EVEREST-RELATED ASSERTIONS FAIL TO HOLD UP TO THE RECORD (CONT.)

HC2's False Assertion: **"Everest Entertainment has been non-operational since 2013."**

everestent.com   Updated 1 second ago ⟳

Domain Information

Domain:	everestent.com
Registrar:	GoDaddy.com, LLC
Registered On:	2009-06-25
Expires On:	2020-06-25
Updated On:	2019-06-26
Status:	clientDeleteProhibited clientRenewProhibited clientTransferProhibited clientUpdateProhibited
Name Servers:	ns3.zoneedit.com ns9.zoneedit.com

Registrant Contact

Organization:	Everest Entertainment
State:	New York
Country:	US
Email:	Select Contact Domain Holder link at https://www.godaddy.com/whois/results.aspx?domain=EVERESTENT.COM

Everest Entertainment updated its website registration last summer.

Source: Whois Database accessed 4/17/2020.

HC2 HAS NOT DISCLOSED ITS HARBINGER AGREEMENT

Why has HC2 not disclosed its “Services Agreement” with Mr. Falcone’s Harbinger Capital Partners?

From the 2019 10-K:

“In January 2015, the Company entered into an arm's length services agreement (the "Services Agreement") with Harbinger Capital Partners ("HCP"), a related party of the Company. The Services Agreement includes the provision of services such as providing office space, certain administrative salaries and benefits, and other overhead, and each party making available their respective employees to provide services as reasonably requested by the other party, subject to any limitations contained in applicable employment agreements and the terms of the Services Agreement.”

In the case of *TSC Industries, Inc. v. Northway, Inc.*,

The word "material" was defined by the U.S. Supreme Court - **"an omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote."**

Source: HC2 Holdings.
Source: https://www.law.cornell.edu/supremecourt/text/426/438

The Growing Case for Change

A BETTER HC2

THE BOARD AND MR. FALCONE CANNOT RUN FROM THEIR TRACK RECORD OF VALUE DESTRUCTION

We question how investors can believe anything HC2 says when it is claiming now that "Mr. Falcone has a proven track record of increasing stockholder value."



TSR FIGURES DO NOT LIE

| 1 Year | 3 Year | 5 Year | Falcone Tenure |

*The "2019 proxy peer group" includes: Cannae Holdings, Inc., Carlisle Companies, Inc., Compass Diversified Holdings, 2CSW Industrials, Inc., E.W. Scripps Co., Entravision Communications, Gannett Co., Inc., Legg Mason, Inc., Meredith Corp., OPKO Health, Inc., Prestige Brands Holdings, Inc., Raven Industries, Inc., Spectrum Brands Holdings and Steel Partners Holdings LP.

Source Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.

A BETTER HC2 | 22

IT IS TIME TO ADDRESS THE FALCONE DISCOUNT

In our view, HC2's shares have consistently traded at a discount because the market has had no faith in Mr. Falcone for years.



VANITY FAIR
SOCIETY | JULY 2011
FALCONE QUEST

Quotes From Mr. Falcone's *Vanity Fair* Profile:

"These businesses, all they are is client trust. The money can vanish overnight," ***says a former Falcone investor.*** *"Once you ding a guy's reputation, and there's the perception that he broke that trust, it is virtually impossible to get it back."*

"He [Falcone] has a reputation for being stubborn, volatile, and aggressive, and now the word on the Street is that, well, maybe you can't trust him, either," ***says one hedge-fund investor.***

"He lives by his own set of rules," ***says another.***
"Dangerous, hockey player, high-life guy."

A fund manager sums him up this way:
"A roll-the-dice, put-everything-on-red kind of guy."

Source: *Vanity Fair*, Falcone Quest, June 13, 2011.
Note: Emphasis added by MG Capital.

IT IS TIME TO ADDRESS THE FALCONE REGULATORY HEADWIND

We believe recent history shows that Mr. Falcone's numerous regulatory issues have been a terrible drag on HC2 and the Company's stockholders.



Failed Acquisition of MCG Capital Corporation

When HC2 tried to takeover MCG Capital Corporation ("MCG") in 2015, its attempts were rebuffed. *The New York Times* reported that MCG "spurned Mr. Falcone, choosing another suitor and raising the prospect of potential regulatory hurdles because of the S.E.C. case against him." Organizations appear reluctant to do business with Mr. Falcone.



Texas Investigation Hindering Continental General Insurance

HC2's ownership of Continental General Insurance ("CGI") has always been problematic due to Mr. Falcone's ban from the insurance industry in several states, including New York and Texas. CGI's most recent statutory filing reveals the business is now being probed by the Texas Insurance Commissioner.



Reputational and Legal Issues Stunting DBM Global's Growth

We believe HC2's ownership of DBM Global has precluded the business from getting the types of public construction projects it could otherwise win. Being well-capitalized and having a pristine reputation are critical when bidding for projects. In addition to having to suffer the hangover effect of Mr. Falcone's numerous regulatory issues, DBM Global faces public legal scrutiny from minority stockholders because of HC2.

Do Mr. Falcone's regulatory issues limit opportunities for HC2 stockholders?

Source: *The New York Times*, Philip Falcone, Former Head of Vast Fund, Tries a 3rd Act, September 3, 2015; Court of Chancery of the State of Delaware, *Fair Value Investments, Inc. v. DBM Global Inc.* (Case No. 2018-0677 JTL).

IT IS TIME TO ADDRESS THE FALCONE TRUST DEFICIT

While HC2 touts Mr. Falcone as a "visionary" focused on enhancing stockholder value, his own actions and words contradict the Company's spin.



Wasting Stockholder Resources

Mr. Falcone has allowed his legal, financial and regulatory issues to rise to the surface in 2020, including his dispute with Dontzin Nagy & Fleissig over more than $13 million in unpaid legal fees. In a recent deposition, Mr. Falcone clearly admitted to using HC2 personnel – paid by stockholders – to handle personal legal work for him.

Under-Disclosed Transactions, Including At Least One Involving a Family Member



Several investments made by Mr. Falcone – including ARCOT Finance, Wheels Up and 704 Games – were no longer addressed until MG Capital scrutinized HC2. We also continue to question whether Mr. Falcone has been using HC2 resources for his family's personal benefit. Everest Entertainment, which is run by Lisa Marie Falcone has listed HC2's offices as its headquarters as recently as 2018 (in a publicly-available filing).

Misstatements and Omissions Related to CGI



Mr. Falcone misled stockholders on an August 2019 earnings call when he said HC2 was not responsible for CGI-related obligations that the Texas Insurance Commissioner specifically stated the Company was accountable for. Mr. Falcone also recently failed to notify stockholders that CGI's Executive Chairman, James Corcoran, was let go.

IT IS TIME TO ADDRESS HC2'S BOARDROOM DYSFUNCTION

We contend that the incumbent directors have a long history of missteps and self-serving actions that reveal their true colors.

The current members of the Board are responsible for:

Supporting Excessive Compensation Amidst Dismal Performance



Championing the Dilution of Common Stockholders



Doubling Director Compensation Without Any Justification



Allowing HC2 to Borrow $400+ Million at 11.5% Rates



Permitting Risky Accounting and Disclosure Decisions



Shunning Boardroom Diversity For Nearly Six Years



IT IS TIME TO ADDRESS THE AUDIT COMMITTEE'S PERSISTENT LAPSES

The Audit Committee endorsed what we view as a highly-questionable revaluation of DBM Global's shares.

- Between 2014 and the end of 2017, HC2 had paid between $31.50 and $44.50 per share with the last purchase on November 21, 2017 at $44.50. **Based on 3,565,819 shares owned by HC2, the stake in DBM Global at $44.50 would have been worth approximately $158.7 million.**

- Less than 3 months after the last purchase on November 21, 2017 at $44.50 a share, HC2 sold 20,800 shares of DBM Global to its subsidiary Continental General for a per Share purchase price of $132.21 per share. We note that on the same day – February 14, 2018 – some shares traded OTC at $47.00 a share.

- Based on the sale to the insurance subsidiary at $132.21 per share, the stake in DBM Global would have been worth approximately $471.4 million – or an increase of approximately $312.7 million in less than 3 months.

COMPENSATION TABLES

2018 Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2018, 2017 and 2016, the total compensation paid or accrued to our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($) (6)	Total ($)
Philip A. Falcone Chairman, President and Chief Executive Officer	2018	600,000	—	7,104,174	1,385,239	2,446,132	—	11,535,545
	2017	—	—	2,790,457	500,305	4,850,937	—	8,141,699
	2016	—	—	—	1,643,665	2,128,400	—	3,772,065
Michael J. Sena Chief Financial Officer	2018	300,000	—	1,184,029	230,875	407,689	6,000	2,128,593
	2017	300,000	—	528,345	94,618	808,490	6,000	1,737,453
	2016	294,231	150,000	249,998	—	403,200	6,000	1,103,429
Joseph A. Ferraro (1) Chief Legal Officer and Corporate Secretary	2018	300,000	—	459,453	—	407,689	6,000	1,173,142
	2017	86,538	80,000	501,000	—	400,000	2,423	1,069,961
Suzi Raftery Herbst Chief Administrative Officer	2018	300,000	—	112,500	—	562,500	6,000	981,000
	2017	300,000	—	87,500	—	337,500	6,000	731,000
	2016	245,193	—	—	—	262,500	6,000	513,693
Paul K. Voigt (7) Former Senior Managing Director, Investments	2018	113,977	—	1,776,037	193,872	—	—	2,083,886
	2017	300,000	—	1,364,704	246,002	1,212,734	—	3,123,440
	2016	294,231	—	—	—	1,038,800	—	1,333,031

Mr. Falcone made $11.5 million in 2018

We note that in 2018, management's Corporate Bonus was based on the change in the Company's "Net Asset Value."

Source: Schuff Stipulation and Agreement of Compromise, Settlement, and Release, dated November 15, 2019, HC2 2019 Proxy Statement.

A Better Board and Plan is in Reach

A BETTER HC2

OUR SLATE POSSESSES SUPERIOR QUALIFICATIONS

As shown in the chart below, our slate of nominees possesses 4x the number of relevant attributes and skills compared to the incumbent Board.

	Asset Management Expertise	Demonstrated Governance Expertise	Debt Restructuring Expertise	Regulatory Affairs Expertise	Broadcast Sector Experience	Energy Sector Experience	Infrastructure Sector Experience	Insurance Sector Experience	Telecom Sector Experience
George Brokaw	YES	YES	YES	YES	YES	YES	X	X	YES
Kenneth Courtis	YES	YES	YES	YES	X	YES	YES	YES	YES
Michael Gorzynski	YES	YES	YES	YES	YES	YES	YES	YES	YES
Robin Greenwood	X	YES	YES	YES	X	X	X	YES	X
Liesl Hickey	X	X	X	YES	YES	YES	YES	X	X
Jay Newman	YES	X	YES	YES	X	YES	YES	X	
Wayne Barr, Jr.*	X	X	X	X	X	X	X	X	YES
Philip Falcone*	YES	X	X	X	YES	YES	YES	YES**	YES
Warren Gfeller*	X	X	X	X	X	YES	X	X	X
Lee Hillman*	X	X	X	X	X	X	X	X	X
Robert Leffler, Jr.*	X	X	X	X	YES	X	X	X	X
Julie Springer*	X	X	X	X	X	X	X	X	X

Analysis of HC2 directors' expertise and skills is based on public information made available by the Company, including via its website.

**Mr. Falcone is banned from the insurance industry in several states by regulators.*

OUR SLATE PAIRS ITS WIDE EXPERTISE WITH TRULY ADDITIVE EXPERIENCE AT PREMIER INSTITUTIONS

Our nominees can bring a Fortune 100 mentality to HC2's boardroom.



George R. Brokaw

Proven transaction advisor and public company director with deep expertise in broadcasting, telecommunications and the sectors HC2 invests in.

Dish Network / Highbridge / Lazard



Kenneth S. Courtis

World-class investment strategist with asset management, construction and energy, and board experience that can help optimize HC2's portfolio.

Goldman Sachs / Deutsche Bank Asia



Michael Gorzynski

Premier cross-sector investor and insurance expert with corporate turnaround experience and extensive knowledge of HC2's assets.

MG Capital / Third Point



Liesl Hickey

Regulatory affairs and policy strategist with vast relationships and experience across the highly-regulated segments that HC2 invests in.

Guide Post Strategies / Ascent Media / NRCC



Robin Greenwood

Leading corporate governance expert and strategic advisor with a vision for helping streamline and optimize HC2's holding company operations.

Harvard Business School / New York Fed



Jay Newman

Accomplished investor and lawyer with expertise in debt management and reduction strategies across the sectors HC2 invests in.

Elliott Management / Morgan Stanley / Cravath

WE HAVE THE RIGHT BOARD WITH THE RIGHT PLAN

We contend there is no need to "bet it all on red" with Mr. Falcone and his Board – our nominees' credible plan can produce an estimated ~$9 per share of value.

Reduce go-forward annual overhead by 75% right away

We are prepared to target the reduction of excessive overhead costs immediately:

- $10mm-$15mm per year in cuts to executive compensation
- 50% cuts to annual director fees and Board costs
- $3mm per year in cuts to real estate and related party fees
- Up to $5mm in additional cuts related to opaque administrative overhead that stockholders do not have visibility into

Generate up to $500 million in liquidity over 3-12 months

We are ready to quickly and thoughtfully pursue sources of non-core liquidity that may include:

- Complete sale of 30% stake in Huawei Marine Networks ("HMN") joint venture → **~$86mm**
- Monetize 19% stake put-option in HMN joint venture → **~$54mm**
- Sale or joint venture of HC2 Broadcasting → **$75-$125mm (net of debt)**
- Sale or joint venture of Pansend Life Sciences' assets to secondaries fund or to partners, including management company → **$150-$225mm**
- Divest of ICS Group Holdings → **$5-$10 million**

Re-focus the portfolio on core assets within 12 months

We will focus resources on three core, EBITDA-positive assets that will grow or be monetized in time:

- DBM Global ("DBM")
- Continental General Insurance ("Continental" or "CGI")
- American Natural Gas ("ANG")

Use Capital to Repay $400+mm HoldCo Debt | **Use Capital to Return Cash to Stockholders**

THE TIME FOR CHANGE IS NOW



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